EXHIBIT 21.1

 SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Formation

Anika Securities, Inc.	Massachusetts

Anika Therapeutics Limited	United Kingdom

Anika Therapeutics S.r.l.	Italy
(Formerly: Fidia Advanced Biopolymers S.r.l.)

ArthroSurface Incorporated	Delaware

Parcus Medical, LLC	Wisconsin